Exhibit 99.1
Vibra Healthcare, LLC and Subsidiaries
Consolidated Balance Sheet
March 31, 2006 (Unaudited) and December 31, 2005

	March 31, 2006	December 31, 2005
	(unaudited)
Assets

Current assets:
Cash and cash equivalents	$2,564,324	$3,018,829
Patient accounts receivable, net of allowance for doubtful collections of $1,700,000 and $1,689,000 at March 31, 2006 and December 31, 2005, respectively	27,678,467	22,751,868
Third party settlements receivable	334,740	575,658
Prepaid insurance	1,767,934	1,969,240
Other current assets	1,081,147	964,268

Total current assets	33,426,612	29,279,863

Restricted investment	100,000	100,000

Property and equipment, net	17,424,829	17,638,222

Goodwill	22,629,663	22,629,663

Intangible assets	5,140,000	5,140,000

Deposits	4,101,822	4,028,604

Deferred financing and lease costs	1,901,722	1,970,073

Total assets	$84,724,648	$80,786,425

Liabilities and Member’s Deficit

Current liabilities:
Current maturities of long-term debt	$46,862	$58,377
Current maturities of obligations under capital leases	712,863	471,548
Accounts payable	4,677,973	5,080,042
Accounts payable — related parties	254,669	233,977
Accrued liabilities	5,917,283	6,260,283
Accrued insurance claims	1,186,696	1,054,202

Total current liabilities	12,796,346	13,158,429

Accrued insurance claims	2,470,507	2,470,507

Deferred rent	7,083,154	6,501,674

Long-term debt	57,495,423	51,572,156

Long-term obligations under capital leases	17,537,427	17,860,209

Total liabilities	97,382,857	91,562,975

Member’s deficit	(12,658,209)	(10,776,550)

Total liabilities and member’s deficit	$84,724,648	$80,786,425

The accompanying notes are an integral part of these condensed consolidated financial statements.

Vibra Healthcare, LLC and Subsidiaries
Consolidated Statement of Operations and Changes in Member’s Deficit
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

	2006	2005
	(Unaudited)	(Unaudited)
Revenue:

Net patient service revenue	$35,789,860	$29,328,088

Expenses:
Cost of services	24,971,636	20,067,059
Rent expense	5,353,640	5,121,583
General and administrative	4,708,166	3,354,649
Interest expense	1,801,748	1,263,356
Management fee – Vibra Management, LLC	740,124	586,593
Depreciation and amortization	508,183	194,293
Bad debt expense	187,866	167,233

Total expenses	38,271,363	30,754,766

Loss from operations	(2,481,503)	(1,426,678)

Non-operating revenue	599,844	533,460

Net loss	(1,881,659)	(893,218)

Member’s deficit – beginning	(10,776,550)	(3,814,700)

Member’s deficit – ending	$(12,658,209)	$(4,707,918)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Vibra Healthcare, LLC and Subsidiaries
Consolidated Statement of Cash Flows
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

	2006	2005
	(Unaudited)	(Unaudited)
Operating activities:
Net loss	$(1,881,659)	$(893,218)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	508,183	194,293
Provision for bad debts	187,866	167,233

Changes in operating assets and liabilities, net of effects from acquisition of business:
Patient accounts receivable including third party settlements	(4,873,547)	(2,613,072)
Prepaids and other current assets	84,427	122,010
Deposits	(73,218)	1,375,000
Accounts payable	(381,377)	(1,954,941)
Accrued liabilities	(210,506)	(190,445)
Deferred rent	581,480	1,308,923

Net cash used in operating activities	(6,058,351)	(2,484,217)

Investing activities:
Purchases of property and equipment	(161,947)	(163,463)
Purchase of restricted investment	—	(100,000)

Net cash used in investing activities	(161,947)	(263,463)

Financing activities:
Borrowings under revolving credit facility	36,103,365	24,098,291
Repayments of revolving credit facility	(30,174,988)	(13,189,000)
Repayment of capital leases	(145,959)	—
Repayment of notes payable	(16,625)	(7,725,957)
Payment of deferred financing costs	—	(8,450)

Net cash provided by financing activities	5,765,793	3,174,884

Net (decrease) increase in cash and cash equivalents	(454,505)	427,204

Cash and cash equivalents – beginning	3,018,829	2,280,772

Cash and cash equivalents – ending	$2,564,324	$2,707,976

Supplemental cash flow information:
Cash paid for interest	$1,801,748	$1,263,356

Supplemental disclosure of non-cash investing and financing activities:
Equipment purchases funded by capital lease	$64,492	$—

Deferred financing costs funded by revolving credit facility	$—	$157,025

Business acquisition adjustment of goodwill	$—	$140,504

The accompanying notes are an integral part of these condensed consolidated financial statements.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
1. BASIS OF PRESENTATION
The unaudited consolidated financial statements of Vibra Healthcare, LLC and Subsidiaries (“Vibra” and the “Company”) as of March 31, 2006, and for the three months ended March 31, 2006 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such information contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods. All significant intercompany transactions and balances have been eliminated. The results of operations for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2006.
Certain information and disclosures normally included in the notes to consolidated financial statements have been condensed or omitted as permitted by the rules and regulations of the Securities and Exchange Commission, although the Company believes the disclosure is adequate to make the information presented not misleading. The accompanying unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2005, previously included in filings of Medical Properties Trust, Inc. with the Securities and Exchange Commission.
2. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Vibra was formed May 14, 2004, and commenced operations with the acquisition of its subsidiaries consisting of four inpatient rehabilitation hospitals (“IRF”) and two long-term acute care hospitals (“LTACH”) located throughout the United States on July 1, 2004 and August 17, 2004, respectively. On June 30, 2005, Vibra acquired an IRF that has been converted to an LTACH effective January 1, 2006. Vibra, a Delaware limited liability company, has an infinite life. The members’ liability is limited to the capital contribution. Vibra was previously named Highmark Healthcare LLC until a name change in December 2004. Vibra’s wholly-owned subsidiaries consist of:

SUBSIDIARIES	LOCATION
92 Brick Road Operating Company LLC	Marlton, NJ
4499 Acushnet Avenue Operating Company LLC	New Bedford, MA
1300 Campbell Lane Operating Company LLC	Bowling Green, KY
8451 Pearl Street Operating Company LLC	Denver, CO
7173 North Sharon Avenue Operating Company LLC	Fresno, CA
1125 Sir Francis Drake Boulevard Operating Company LLC	Kentfield, CA
Northern California Rehabilitation Hospital, LLC	Redding, CA
The Company provides long-term acute care hospital services and inpatient acute rehabilitative hospital care at its hospitals. Patients in the Company’s LTACHs typically suffer from serious and often complex medical conditions that require a high degree of care. Patients in the Company’s IRFs typically suffer from debilitating injuries including traumatic brain and spinal cord injuries, and require rehabilitation care in the form of physical, psychological, social and vocational rehabilitation services. The Company also operates eleven outpatient clinics affiliated with six of its seven hospitals.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
Patient Accounts Receivable
Patient accounts receivable are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management’s assessment of individual accounts. The allowance for doubtful collections is estimated based upon a periodic review of the accounts receivable aging, payor classifications and application of historical write-off percentages.
Property and Equipment
Property and equipment are stated at cost net of accumulated depreciation. Depreciation and amortization are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the term of the lease, as appropriate. The general range of useful lives is as follows:

Building under capital lease	Lesser of 15 years or remaining lease term
Leasehold improvements	Lesser of 15 years or remaining lease term
Furniture and equipment	2-7 years
In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No 144), the Company reviews the realizability of long-lived assets whenever events or circumstances occur which indicate recorded costs may not be recoverable.
Revenue Recognition
Net patient service revenue consists primarily of charges to patients and are recognized as services are rendered. Net patient service revenue is reported net of provisions for contractual adjustments from third-party payors and patients. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates. The differences between the estimated program reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenues to arrive at net patient service revenue. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. Patient accounts receivable resulting from such payment arrangements are recorded net of contractual allowances.
A significant portion of the Company’s net patient service revenue is generated directly from the Medicare and Medicaid programs. As a provider of services to these programs, the Company is subject to extensive regulations. The inability of a hospital to comply with regulations can result in changes in that hospital’s net patient service revenue generated from these programs. The following table shows the percentage of the Company’s patient service receivables from Medicare and Medicaid.

	March 31
	2006	2005
Medicare	67%	46%
Medicaid	11%	22%

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
The following table represents the Company’s net patient service revenues from the Medicare and Medicaid programs as a percentage of total consolidated net patient service revenue:

	Three Months Ended	Three Months Ended
	March 31, 2006	March 31, 2005
Medicare	57%	65%
Medicaid	25%	14%
3. PROPERTY AND EQUIPMENT
Property and equipment consists of the following:

	March 31, 2006
	Direct Ownership	Under Capital Leases	Total
Building	$26,691	$14,087,816	$14,114,507
Leasehold improvements	674,615	—	674,615
Furniture and equipment	3,953,028	558,400	4,511,428

	4,654,334	14,646,216	19,300,550

Less: accumulated depreciation and amortization	(1,115,898)	(759,823)	(1,875,721)

Total	$3,538,436	$13,886,393	$17,424,829

Depreciation expense, including amortization of property and equipment under capital leases, was $439,832 and $152,783 for the three months ended March 31, 2006 and 2005, respectively.
4. LONG-TERM DEBT
The components of long-term debt are shown in the following table:

March 31, 2006
MPT 10.25% hospital acquisition note	$41,415,987
Merrill Lynch $20 million revolving credit facility	16,079,436
Other	46,862

57,542,285
Less: current maturities	46,862

$57,495,423

The hospital acquisition note is interest only through June 2007, and then amortized over the next 12 years with a final maturity in 2019. Substantially all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT note. In addition the majority member of Vibra, an affiliated company owned by the majority member and Vibra Management, LLC have jointly and severally guaranteed the notes payable to MPT, although the obligation of the majority member is limited to $5 million and his membership interest in Vibra. A default in any of the MPT lease terms will also constitute a default under the notes.
The revolving credit facility has a balloon maturity on February 8, 2008. Interest is payable monthly at the rate of 30 day LIBOR plus 3% (7.83% as of March 31, 2006). The loan is secured by a first position in the Company’s patient accounts receivable through an intercreditor agreement with MPT. Up to $20 million can be borrowed based on a formula of qualifying accounts receivable. The Company is subject to various financial and non-financial covenants under the credit facility. A default in any of the MPT note and lease terms will also constitute a default under the credit facility.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
Other long-term debt consists of a bank loan for furniture and equipment. The equipment purchased is pledged as collateral for the loan. The loan is payable in monthly installments of $5,000 plus interest at a fixed rate of 6.7%.
Maturities of long-term debt for the next five years are as follows:

March 31	(in thousands)
2007	$46,862
2008	17,450,338
2009	1,999,000
2010	2,213,803
2011	2,451,688
Thereafter	33,380,594

$57,542,285

5. RELATED PARTY TRANSACTIONS
The Company has entered into agreements with Vibra Management, LLC (a company affiliated through common ownership) to provide management services to each hospital. The services include information system support, legal counsel, accounting/tax, human resources, program development, quality management and marketing oversight. The agreements call for management fees equal to 2-3% of net patient service revenue, and are for an initial term of five years with automatic one-year renewals. Management fee expense amounted to $740,124 and $586,593 for the three months ended March 31, 2006 and 2005, respectively. At March 31, 2006, $254,669 was payable to Vibra Management, LLC and is included in accounts payable-related parties in the accompanying consolidated balance sheet.
The spouse of the majority member of the Company provided legal consulting services to the Company on the hospital acquisition and on various operational licensing and financing matters. During the period from inception through December 31, 2004, legal consulting services from this person totaled $176,187, of which $98,137 was payable at December 31, 2004. The balance was paid during 2005. A total of $24,200 was paid for services in 2006.
6. COMMITMENTS AND CONTINGENCIES
Litigation
The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated (including claims against the hospitals under prior ownership). In the opinion of management, the outcome of these actions will not have a material effect on consolidated financial position or results of operations of the Company.
California Medicaid
The Company has recently fulfilled change of ownership requirements imposed by Medi-Cal, the California Medicaid administrator that date back to the prior owners’ acquisition of the California hospitals. Accounts receivable at March 31, 2006, include $2,060,940 due from Medi-Cal, including $657,000 prior to the acquisition. The Company is in the process of submitting bills for services provided from July 2003 to present. Payments totaling $218,636 were received from Medi-Cal during the three months ended March 31, 2006.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
California Seismic Upgrade
For earthquake protection California requires hospitals to receive an approved Structural Performance Category 2 (SPC-2) by January 1, 2008, to maintain its license. Hospitals may request a five year implementation extension. The Fresno and Redding, CA hospitals are expected to meet the SPC-2 standard by January 1, 2008. The Kentfield, CA hospital has received a five year extension to meet the requirement. Management is in preliminary consultations with consulting architects and engineers to develop a plan for Kentfield to meet the requirements. The capital outlay required to meet the standards at Kentfield cannot be determined at this time.
7. OPERATING LEASES
Vibra entered into triple-net long-term real estate operating leases with MPT at each of the six hospitals leased from MPT in 2004. Each lease is for an initial term of 15 years and contains renewal options at Vibra’s option for three additional five-year terms. The base rate at commencement is calculated at 10.25% of MPT’s adjusted purchase price of the real estate (“APP”). The base rate increases to 12.23% of APP effective July 1, 2005. Beginning January 1, 2006, and each January 1, thereafter, the base rate increases by an inflator of 2.5% (i.e. base rate becomes 12.54% of APP on January 1, 2006).
Each lease also contains a percentage rent provision (“Percentage Rent”). Beginning January 1, 2005, if the aggregate monthly net patient service revenues of the six hospitals exceed an annualized net patient service revenue run rate of $110,000,000, additional rent equal to 2% of monthly net patient service revenue is triggered. The percentage rent is payable within ten days after the end of the applicable quarter. The percentage rent declines from 2% to 1% on a pro rata basis as Vibra repays the $41.416 million in notes to MPT. Percentage rents totaling $642,579 and $404,823 are included in rent expense in the accompanying consolidated statement of operations for the three months ended March 31, 2006 and 2005, respectively. Vibra has the option to purchase the leased property at the end of the lease term, including any extension periods, for the greater of the fair market value of the leased property, or the purchase price increased by 2.5% per annum from the commencement date.
Commencing on July 1, 2005, Vibra must make quarterly deposits to a capital improvement reserve at the rate of $375 per quarter per bed, or $652,500 on an annual basis, for all hospitals leased from MPT. The reserve may be used to fund capital improvements and repairs as agreed to by the parties. To date, Vibra’s expenditures for capital improvements have exceeded the deposit requirements and no deposits have been made.
Beginning with the quarter ending September 30, 2006, the MPT leases will be subject to various financial covenants including limitations on total debt to 100% of the total capitalization of the guarantors (as defined) or 4.5 times the 12 month total EBITDAR (as defined) of the guarantors whichever is greater, coverage ratios of 125% of debt service and 150% of rent (as defined), and maintenance of average daily patient census. A default in any of the loan terms will also constitute a default under the leases. All of the MPT leases are cross defaulted.
Vibra has also entered into operating leases for six outpatient clinics which expire on various dates through 2011, and a billing software system that expires November 2007. These leases are classified as “other” in the table below. The Redding hospital land is leased from a prior owner under a triple net lease that expires in November 2075. The lease has monthly payments of $1,483. The lease payments increase annually by 4% each November until lease expiration.

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
Minimum future lease obligations on the operating leases are as follows (in thousands):

	MPT		Redding Land
March 31	Rent Obligation	Other	Lease	Total
2007	$16,182,977	$979,265	$18,748	$17,180,990
2008	16,587,551	835,937	19,498	17,442,986
2009	17,002,240	241,272	20,278	17,263,790
2010	17,427,296	241,272	21,089	17,689,657
2011	17,862,978	241,272	21,933	18,126,183
Thereafter	166,164,261	—	7,982,314	174,146,575

	$251,227,303	$2,539,018	$8,083,860	$261,850,181

Substantially, all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT leases. In addition the member of Vibra, an affiliated Company owned by the member, and Vibra Management, LLC have jointly and severally guaranteed the leases to MPT, although the obligation of the member is limited to $5 million and his membership interest in Vibra.
The Company has sublet a floor of its Marlton, NJ hospital to an independent pediatric rehabilitation provider. Three other hospitals have entered into numerous sublease arrangements. These subleases generated rental income of $374,199 and $433,881 for the three months ended March 31, 2006 and 2005, respectively, which is included in non-operating revenue in the accompanying consolidated statement of operations. The following table summarizes amounts due under sub leases (in thousands):

March 31
2007	$1,150,826
2008	1,176,719
2009	1,203,195
2010	1,230,267
2011	1,257,948
Thereafter	3,044,720

$9,063,675

8. OBLIGATIONS UNDER CAPITAL LEASES
On June 30, 2005, Vibra entered into a triple-net real estate lease with MPT on the Redding, California property. The lease is for an initial term of 15 years and contains renewal options at Vibra’s option for three additional five year terms. The initial lease base rate is 10.5% of MPT’s APP. Beginning January 1, 2006, and each January 1 thereafter, the base rate increases by the greater of 2.5% or by the increase in the consumer price index from the previous adjustment date. (Rate adjusted to 10.685 at January 1, 2006, based on CPI prorated for July 1, 2005 start date.) An additional $2.75 million can be drawn under the lease agreement upon the completion of certain building renovations and the conversion of the operations to a LTACH.
The Redding lease does not contain a purchase option or percentage rent provisions. Commencing January 1, 2006, Vibra must make quarterly deposits to a capital improvement reserve at the rate of $375 per bed per quarter, or $132,000 on an annual basis. To date, Vibra’s expenditures for capital improvements have exceeded the deposit requirements and no deposits have been made.
In March, 2006, Vibra and MPT entered into a lease amendment to delay the measurement of the Redding covenants. Beginning July, 2007, the Redding lease is subject to a covenant limiting total debt to 100% of the total capitalization of the guarantors (as defined) or 4.5 times the 12 month total EBITDAR (as defined) of the guarantors whichever is greater. Redding is also subject to the following financial covenants relating to EBITDAR coverage:

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

	Fixed Charge	Lease Payment
12 Month Period Ending	Coverage Required	Coverage Required
Six months ended June 30, 2007	100%	120%
Nine months ended September 30, 2007	100%	120%
Twelve months ended December 31, 2007 and thereafter	125%	150%
Other capital leases consist of equipment financing. The equipment is pledged as collateral for the lease.
The following schedule summarizes the future minimum lease payments under capital leases together with the net minimum lease payments:

	MPT
March 31	Redding Lease	Other	Total
2007	$1,934,410	183,681	$2,118,091
2008	1,982,770	154,945	2,137,715
2009	2,032,339	126,682	2,159,021
2010	2,083,148	74,452	2,157,600
2011	2,135,226	12,796	2,148,022
Thereafter	22,231,699	—	22,231,699

Total minimum lease payments	32,399,592	552,556	32,952,148
Less amount representing interest (imputed rate 9%)	(14,601,081)	(100,777)	(14,701,858)

Present value of net minimum lease payments	$17,798,511	451,779	$18,250,290

Substantially, all of the assets of Vibra and its subsidiaries, as well as Vibra’s membership interests in its subsidiaries, secure the MPT leases. In addition the member of Vibra, an affiliated Company owned by the member, and Vibra Management, LLC have jointly and severally guaranteed the leases to MPT, although the obligation of the member is limited to $5 million and his membership interest in Vibra.
9. SEGMENT INFORMATION
SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.
The Company’s segments consist of (i) IRFs and (ii) LTACHs. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of the segments based on loss from operations.
The following table summarizes selected financial data for the Company’s reportable segments:

For the three months ended Mar. 31, 2006	IRF	LTACH	Other	Total

Net patient service revenue	$14,033,214	$21,756,646	—	$35,789,860
Loss from operations	(1,407,330)	(648,583)	(425,590)	(2,481,503)
Interest expense	802,110	999,638	—	1,801,748
Depreciation and amortization	105,195	364,210	38,778	508,183

VIBRA HEALTHCARE, LLC AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)

As of March 31, 2006	IRF	LTACH	Other	Total

Deferred rent	$5,009,701	$2,073,453	—	$7,083,154
Total assets	34,688,038	48,437,253	1,599,357	84,724,648
Purchases of property and equipment	86,779	19,374	55,794	161,947
Goodwill	16,721,881	5,907,782	—	22,629,663

For the three months ended Mar. 31, 2005	IRF	LTACH	Other	Total

Net patient service revenue	$13,822,924	$15,505,164	—	$29,328,088
Loss from operations	(1,153,003)	(189,409)	(84,266)	(1,426,678)
Interest expense	744,998	518,358	—	1,263,356
Depreciation and amortization	95,348	82,435	16,510	194,293
10. SUBSEQUENT EVENTS
Upon conversion of the Redding, CA hospital from an IRF to a LTACH, Vibra was entitled to draw an additional $2 million from MPT under its capital lease. Vibra borrowed the $2 million in April 2006.
In March 2006, Vibra entered into a purchase agreement with Hacienda Care X, LP to purchase a newly constructed 60 bed LTACH in Dallas, TX for $16,800,000, subject to a 60 day due diligence period and the seller obtaining a certificate of occupancy (COO). In May 2006 Vibra made a $1 million deposit on the LTACH at the end of the due diligence period. The deposit is binding and non-refundable unless the seller defaults, the property is condemned, or the seller does not obtain a COO by December 31, 2006. The $1 million deposit, along with $400,000 for pre-opening expenses, were funded by notes from MPT. The notes bear interest at 10.5% and are due on the earlier of the closing date of the purchase or December 31, 2006. The notes are guaranteed by an affiliated Company owned by the member and Vibra Management, LLC. The purchase is expected to be funded with a lease commitment from MPT. The LTACH is expected to open in September 2006.